                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )*
                                             ---

                       Allied Healthcare Products, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   019222108
                         ---------------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
    2000 Equitable Building, 10 S. Broadway, St. Louis, MO (314) 241-9090
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 15, 1996
                 -------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /XX/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                            Page  1  of  7  Pages
                                       -----

CUSIP NO.  019222108                  13D                 Page  2  of  7  Pages
         ----------------------                                ----   ----
- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John D. Weil, SS# ###-##-####

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  /  /
                                                                       (b)  /XX/

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

            PF

- --------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
    NUMBER OF
                        289,000, subject to the disclaimer contained in Item 5.
     SHARES       --------------------------------------------------------------
                   8  SHARED VOTING POWER
  BENEFICIALLY
                         18,000, subject to the disclaimer contained in Item 5.
    OWNED BY      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
      EACH
                        289,000, subject to the disclaimer contained in Item 5.
   REPORTING      --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
     PERSON
                         18,000, subject to the disclaimer contained in Item 5. WITH
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         405,300, subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.21%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN

- --------------------------------------------------------------------------------
                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  019222108                                               Page 3 of 7



ITEM 1.  Security and Issuer.

     The Reporting Person is the holder of shares of the Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the "Issuer"), 1720 Sublette Avenue, St. Louis, Missouri 63110.

ITEM 2.  Identity and Background.

     (a) John D. Weil ("Reporting Person");

     (b) 200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

     (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102;

     (d) No;

     (e) No;

     (f) U.S.A.

ITEM 3. Source and Amount of Funds or Other Consideration.

     All shares of Stock of the Issuer were purchased with the funds of the owners of the shares of Stock listed in Item 5. All purchases of the shares of Stock of the Issuer were made by purchase at prevailing market prices as quoted by the NASDAQ National Market.

ITEM 4.  Purpose of the Transaction.

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.  019222108                                                Page 4 of 7


    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 390,300 shares of Stock in the manner hereinafter described:


                                                                            Percentage of
                               Relationship to                              Outstanding
   Shares Held in Name of      Reporting Person         Number of Shares    Securities
- -----------------------------  --------------------     ----------------    ------------------
John D. Weil                   Reporting Person               151,000            1.94%
RKW Management Services, L.P.  Partnership                     85,000            1.09%
                               Controlled by
                               Reporting Person
Paula K. Weil                  Sister                          23,200             .30%
Richard K. Weil, Jr.           Brother                         25,000             .32%
Mark S. Weil                   Brother                         15,000             .19%
Mark S. Weil and John D.       Nephew                           6,000             .08%
Weil, Trustees for Daniel D.
Weil (Item 10 Trust)
Mark S. Weil, Trustee for      Trust for Nephew                14,000             .18%
Daniel D. Weil, ex. by
Richard K. Weil
Mark S. Weil and John D.       Nephew                           6,000             .08%
Weil, Trustees for Alexander
P. Weil (Item 10 Trust)
Mark S. Weil, Trustee for      Trust for Nephew                18,100             .23%
Alexander P. Weil, ex. by
Richard K. Weil
John D. Weil, Trustee for      Daughter                         6,000             .08%
Victoria L. Weil, (Item 10
Trust)


CUSIP NO.  019222108                                                Page 5 of 7


John D. Weil, Trustee for      Trust for Daughter              20,000                  .26%
Victoria L. Weil, ex. by
Richard K. Weil
Gideon J. Weil                 Son                              3,000                  .04%
John D. Weil, Trustee for      Son                              6,000                  .08%
Gideon J. Weil (Item 10
Trust)
John D. Weil, Trustee for      Trust for Son                   16,000                  .20%
Gideon J. Weil, ex. by
Richard K. Weil
Richard K. Weil, Jr. and       Nephew                           6,000                  .08%
John D. Weil, Trustees for
Samuel J. G. Weil (Item 10
Trust)
Clayton Management Company     Corporation                      5,000                  .06%
                               Controlled by
                               Reporting Person
                                                              -------                 -----
TOTAL                                                         405,300                 5.21%
                                                              =======                 =====
                                                                                 (+.01 rounding error)


     The foregoing percentages assume that the Issuer has 7,796,882 shares of Stock outstanding.

     All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. All shares held in the name of the corporation controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder, director and officer of such corporation, the Reporting Person has voting and investment power with respect to the shares owned by such corporation. Except for Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, or in the name of the partnership controlled by the Reporting Person, or in the name of the corporation controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

     AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

CUSIP NO.  019222108                                                Page 6 of 7


   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

   (c)


                                                                                   Transaction
   Purchase in the Name of      Date    Number of Shares  Net Price Per Share      Made Through
- -----------------------------  -------  ----------------  -------------------  --------------------
RKW Management Services, L.P.  6/28/96       10,000              8.625         Huntleigh Securities
Richard K. Weil, Jr.           6/28/96       10,000              8.625         Huntleigh Securities
Mark S. Weil                   6/28/96       10,000              8.625         Huntleigh Securities
RKW Management Services, L.P.  7/24/96       3,000               7.352           Jefferies & Co.
Richard K. Weil, Jr.           7/24/96       3,000               7.352           Jefferies & Co.
John D. Weil                   7/24/96       5,000               7.352           Jefferies & Co.
RKW Management Services, L.P.  7/25/96       2,000               7.000           Jefferies & Co.
John D. Weil                   7/25/96       3,000               7.000           Jefferies & Co.
John D. Weil                   7/26/96       5,000               7.125         Huntleigh Securities
RKW Management Services, L.P.  8/5/96        7,100               6.500           Jefferies & Co.
Paula K. Weil                  8/5/96        5,000               6.500           Jefferies & Co.
John D. Weil                   8/5/96        9,100               6.500           Jefferies & Co.
John D. Weil                   8/9/96        3,000               6.500         Huntleigh Securities
John D. Weil                   8/15/96       15,000              6.500         Huntleigh Securities
RKW Management Services, L.P.  8/20/96       15,000              6.500         Huntleigh Securities

     (d) Not applicable.

     (e) Not applicable.

CUSIP NO.  019222108                                                Page 7 of 7




ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person is Trustee of several of the trusts mentioned in Item
5. The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is the sole shareholder, director and officer of the corporation mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5, including the trustees and beneficiaries of all of the trusts mentioned in Item 5.

ITEM 7.  Material to be Filed as Exhibits.

     None.


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ John D. Weil
                                           -----------------------------------
                                                John D. Weil

                                                August 21, 1996